                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             CARRIZO OIL & GAS, INC.
                             -----------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   144577 10 3
                                   -----------
                                 (CUSIP Number)

                                  Julia Murray
                            General Counsel - Finance
                            Enron North America Corp.
                                1400 Smith Street
                                Houston, TX 77002
                                 (713) 853-6161
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 1999
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
                                       13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sundance Assets, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]
                                                                    (b)[X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              0
     NUMBER OF        ----------------------------------------------------------
      SHARES          8       SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                 62,500*
       EACH           ----------------------------------------------------------
     REPORTING        9       SOLE DISPOSITIVE POWER
      PERSON
       WITH                   0
                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              62,500*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           62,500*
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           N/A
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.6%**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

* Represents shares of Common Stock that may be acquired upon the exercise of certain warrants described herein. Such warrants are currently exercisable.
** Based on information contained in the Form 10-Q of Carrizo Oil & Gas, Inc., for the quarter ended September 30, 1999 as of November 3, 1999.

                                    SCHEDULE
                                       13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Enron North America Corp. (formerly known as Enron Capital & Trade Resources Corp.)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]
                                                                    (b)[X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              0
     NUMBER OF        ----------------------------------------------------------
      SHARES          8       SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                 250,000*
       EACH           ----------------------------------------------------------
     REPORTING        9       SOLE DISPOSITIVE POWER
      PERSON
       WITH                   0
                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              250,000*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           250,000*
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           N/A
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.4%**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------


* Represents shares of Common Stock that may be acquired upon the exercise of certain warrants described herein. Such warrants are currently exercisable.
** Based on information contained in the Form 10-Q of Carrizo Oil & Gas, Inc., for the quarter ended September 30, 1999 as of November 3, 1999.

                                    SCHEDULE
                                       13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Enron Corp.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]
                                                                    (b)[X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Oregon
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              0
     NUMBER OF        ----------------------------------------------------------
      SHARES          8       SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                 250,000*
       EACH           ----------------------------------------------------------
     REPORTING        9       SOLE DISPOSITIVE POWER
      PERSON
       WITH                   0
                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              250,000*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           250,000*
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           N/A
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.4%**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------


* Represents shares of Common Stock that may be acquired upon the exercise of certain warrants described herein. Such warrants are currently exercisable.
** Based on information contained in the Form 10-Q of Carrizo Oil & Gas, Inc., for the quarter ended September 30, 1999 as of November 3, 1999.

                                    SCHEDULE
                                       13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joint Energy Development Investments II Limited Partnership
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]
                                                                    (b)[X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          BK
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              0
     NUMBER OF        ----------------------------------------------------------
      SHARES          8       SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                 187,500*
       EACH           ----------------------------------------------------------
     REPORTING        9       SOLE DISPOSITIVE POWER
      PERSON
       WITH                   0
                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              187,500*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           187,500*
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           N/A
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.8%**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------


* Represents shares of Common Stock that may be acquired upon the exercise of certain warrants described herein. Such warrants are currently exercisable.
** Based on information contained in the Form 10-Q of Carrizo Oil & Gas, Inc., for the quarter ended September 30, 1999 as of November 3, 1999.

                            STATEMENT ON SCHEDULE 13D

Note: All information herein with respect to Carrizo Oil & Gas, Inc., a Texas corporation (the "Issuer"), is to the knowledge and belief of the Reporting Entities (as defined herein).

Items 2, 4, 5 and 7 of Amendment No. 1 to the joint Schedule 13D/A of Sundance Assets, L.P., Enron Corp., Enron North America Corp. (formerly known as Enron Capital & Trade Resources Corp.) and Joint Energy Development Investments II Limited Partnership dated January 6, 1999 are amended by the addition of the following:

Item 2. Identity and Background, Item 4. Purpose of Transaction and Item 5. Interest in Securities of the Issuer.

     This Amendment No. 2 to the Schedule 13D/A is being filed by (i) Sundance Assets, L.P. ("Sundance"), (ii) Enron North America Corp. ("ENA"), (iii) Enron Corp. ("Enron") and (iv) Joint Energy Development Investments II Limited Partnership ("JEDI II"). Sundance, ENA, Enron and JEDI II are referred to herein as the "Reporting Entities." Schedules I, II, III and IV set forth current information regarding the executive officers and directors of Enron Ponderosa Management Holdings, Inc. (the corporate general partner of the general partner of Sundance), ENA, Enron and Enron Capital II Corp. (the corporate general partner of the general partner of JEDI II), respectively.

     On December 1, 1999, Sundance, ENA, JEDI II and the Issuer entered into a Stock and Warrant Purchase Agreement (the "Purchase Agreement") providing for the repurchase by the Issuer of all the outstanding shares of the Issuer's 9% Series A Preferred Stock held by Sundance and JEDI II, the repurchase by the Issuer of 750,000 outstanding warrants to purchase the Issuer's Common Stock held by Sundance and JEDI II and the amendment of the terms of 250,000 warrants to purchase the Issuer's Common Stock (the "Warrants") retained by Sundance and JEDI II, for the total purchase price of $12,000,000 paid by the Issuer. Sundance retained 62,500 Warrants, and JEDI II retained 187,500 Warrants. The only material modification to the terms of the retained Warrants was to the exercise price, which was reduced from $11.50 per share to $4.00 per share. The closing under the Purchase Agreement occurred on December 15, 1999.

     None of the Reporting Entities directly owns any Common Stock. If the Warrants held by Sundance and JEDI II were exercised for Common Stock, the shares of Common Stock issuable upon conversion of such Warrants would represent approximately 2.4% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of November 3, 1999 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30,
1999). The Reporting Entities ceased to be deemed the beneficial owners of more than 5% of the Issuer's Common Stock as of December 15, 1999 and are no longer subject to filing obligations under Section 13 of the Securities Exchange Act of 1934 with respect to securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

Exhibit 7 Stock and Warrant Purchase Agreement dated December 1, 1999 among the Issuer, Enron North America Corp., Sundance Assets, L.P. and Joint Energy Development Investments II Limited Partnership (incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on December 1, 1999).

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  January 12, 2000            SUNDANCE ASSETS, L.P.

                                   By: Ponderosa Assets, L.P.
                                       its general partner

                                   By: Enron Ponderosa Management Holdings, Inc.
                                       its general partner

                                   By: /s/ JULIA HEINTZ MURRAY
                                      ------------------------------------------
                                   Name:  Julia Heintz Murray
                                   Title: Vice President, General Counsel,
                                            Finance and Secretary


Date:  January 12, 2000            ENRON NORTH AMERICA CORP.

                                   By: /s/ JOHN S. HOPLEY
                                      ------------------------------------------
                                   Name:  John S. Hopley
                                   Title: Vice President


Date:  January 12, 2000            ENRON CORP.

                                   By: /s/ ANGUS H. DAVIS
                                      ------------------------------------------
                                   Name:  Angus H. Davis
                                   Title: Vice President and
                                            Deputy Corporate Secretary


Date:  January 12, 2000            JOINT ENERGY DEVELOPMENT
                                   INVESTMENTS II LIMITED PARTNERSHIP

                                   By: Enron Capital Management II
                                       Limited Partnership
                                       its general partner

                                   By: Enron Capital II Corp.
                                       its general partner

                                   By: /s/ JULIA HEINTZ MURRAY
                                      ------------------------------------------
                                   Name:  Julia Heintz Murray
                                   Title: Vice President, General Counsel,
                                            Finance and Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                    ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.

Name and Business Address              Citizenship           Position and Occupation
-------------------------              -----------           -----------------------
1400 Smith Street
Houston, TX 77002

James V. Derrick, Jr.                    U.S.A.              Director

J. Clifford Baxter                       U.S.A.              Director and Chairman, Chief Executive
                                                             Officer and Managing Director

Lawrence G. Whalley                      U.S.A.              Director, President and Managing
                                                             Director

Richard B. Buy                           U.S.A.              Managing Director

Andrew S. Fastow                         U.S.A.              Managing Director

Mark E. Haedicke                         U.S.A.              Managing Director and General Counsel

Michael J. Kopper                        U.S.A.              Managing Director

Jeffrey McMahon                          U.S.A.              Managing Director, Finance and
                                                             Treasurer

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                            ENRON NORTH AMERICA CORP.

Name and Business Address              Citizenship           Position and Occupation
-------------------------              -----------           -----------------------

1400 Smith Street
Houston, TX  77002

J. Clifford Baxter                       U.S.A.              Director; Chairman of the Board, Chief
                                                             Executive Officer and Managing Director

Mark E. Haedicke                         U.S.A.              Director; Managing Director and
                                                             General Counsel

Lawrence G. Whalley                      U.S.A.              Director; President and Chief
                                                             Operating Officer

Philippe A. Bibi                         U.S.A.              Managing Director

W. Craig Childers                        U.S.A.              Managing Director

David W. Delainey                        U.S.A.              Managing Director

Richard G. DiMichele                     U.S.A.              Managing Director

Jay L. Fitzgerald                        U.S.A.              Managing Director

Kevin P. Hannon                          U.S.A.              Managing Director

Michael J. Kopper                        U.S.A.              Managing Director

John J. Lavorato                         U.S.A.              Managing Director

Danny J. McCarty                         U.S.A.              Managing Director

Michael McConnell                        U.S.A.              Managing Director

J. Kevin McConville                      U.S.A.              Managing Director

Jere C. Overdyke, Jr.                    U.S.A.              Managing Director

Gregory F. Piper                         U.S.A.              Managing Director

Brian L. Redmond                         U.S.A.              Managing Director

Jeffrey A. Shankman                      U.S.A.              Managing Director

John R. Sherriff                         U.S.A.              Managing Director

Colleen Sullivan-Shaklovitz              U.S.A.              Managing Director

                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.


Name and Business Address                       Citizenship         Position and Occupation
-------------------------                       -----------         -----------------------
Robert A. Belfer                                   U.S.A.           Director; Chairman, President and Chief
Belco Oil & Gas Corp.                                               Executive Officer,
767 Fifth Avenue, 46th Fl.                                          Belco Oil & Gas Corp.
New York, NY  10153

Norman P. Blake, Jr.                               U.S.A.           Director; Chairman, President and CEO of
Promus Hotel Corp.                                                  Promus Hotel Corporation
705 Crossover Lane
Memphis, TN  58117-4900

Ronnie C. Chan                                     U.S.A.           Director; Chairman of Hang Lung
Hang Lung Development                                               Development Group
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                                     U.S.A.           Director; Investments
5851 San Felipe, Suite 850
Houston, TX  77057

Paulo V. Ferraz Pereira                            Brazil           Director; President and Chief Executive
Meridional Financial Group                                          Officer of Meridional Financial Group
Av. Rio Branco, 138-15th andar
20057-900 Rio de Janeiro - RJ
Brazil

Joe H. Foy                                         U.S.A.           Director; Retired Senior Partner
Bracewell & Patterson
2900 South Tower Pennzoil Place
711 Louisiana
Houston, TX  77002

Wendy L. Gramm                                     U.S.A.           Director; Former Chairman, U.S. Commodity
P. O. Box 39134                                                     Futures Trading
Washington, D.C.  20016                                             Commission

Ken L. Harrison                                    U.S.A.           Director; Chairman and Chief Executive
121 S. W. Salmon Street                                             Officer, Portland General Electric Company
Portland, OR  97204

Robert K. Jaedicke                                 U.S.A.           Director; Professor (Emeritus), Graduate
Graduate School of Business                                         School of Business Stanford University
Stanford University
Stanford, CA  94305

Charles A. LeMaistre                               U.S.A.           Director; President (Emeritus), University
P. O. Box 15247                                                     of Texas M.D. Anderson Cancer Center
San Antonio, TX  78212

John Mendelsohn                                    U.S.A.           Director; President, University of Texas M.
University of Texas                                                 D. Anderson Cancer Center
M. D. Anderson Cancer Center
1515 Holcombe
Houston, TX  77030

Jerome J. Meyer                                    U.S.A.           Director; Chairman and Chief Executive
26600 S. W. Parkway                                                 Officer, Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR  97070-1000

Frank Savage                                       U.S.A.           Director; Chairman, Alliance Capital
1345 Avenue of the Americas                                         Management International
39th Floor
New York, NY  10105

John A. Urquhart                                   U.S.A.           Director; Senior Advisor to the Chairman
John A. Urquhart Assoc.                                             of Enron Corp.; President, John A. Urquhart
111 Beach Road                                                      Associates
Fairfield, CT  06430

John Wakeham                                        U.K.            Director; Former U.K. Secretary of State
1 Salisbury Square                                                  for Energy and Leader of the Houses of
London EC4Y 8JB                                                     Commons and Lords
United Kingdom

Herbert S. Winokur, Jr.                            U.S.A.           Director; President, Winokur & Associates,
Capricorn Management, G.P.                                          Inc.
30 East Elm Ct.
Greenwich, CT  06830


Each  of  the  following  person's  business
address is:
1400 Smith Street
Houston, TX  77002

Kenneth L. Lay                                     U.S.A.           Director; Chairman and Chief Executive
                                                                    Officer

J. Clifford Baxter                                 U.S.A.           Chairman of the Board, Chief Executive
                                                                    Officer and Managing Director, Enron North
                                                                    America Corp.

Richard B. Buy                                     U.S.A.           Executive Vice President and Chief Risk
                                                                    Officer

Richard A. Causey                                  U.S.A.           Executive Vice President and Chief
                                                                    Accounting Officer

James V. Derrick, Jr.                              U.S.A.           Executive Vice President and General Counsel

Andrew S. Fastow                                   U.S.A.           Executive Vice President and Chief
                                                                    Financial Officer

Mark A. Frevert                                    U.S.A.           President  and  Chief Executive Officer,
                                                                    Enron Europe, Ltd.

Joseph M. Hirko                                    U.S.A.           Senior Vice President, Enron Corp.; Co-Chairman
                                                                    and Co-Chief Executive Officer of
                                                                    Enron Communications Inc.

Stanley C. Horton                                  U.S.A.           Chairman and Chief Executive Officer, Enron
                                                                    Gas Pipeline Group

Steven J. Kean                                     U.S.A.           Executive Vice President and Chief of Staff

Mark E. Koenig                                     U.S.A.           Executive Vice President, Investor Relations

Rebecca Mark-Jusbasche                             U.S.A.           Director; Chairman and Chief Executive
                                                                    Officer, Azurix Corp.

Jeffrey McMahon                                    U.S.A.           Executive Vice President, Finance and
                                                                    Treasurer

Michael S. McConnell                               U.S.A.           Executive Vice President, Technology

J. Mark Metts                                      U.S.A.           Executive Vice President, Corporate
                                                                    Development

Cindy K. Olson                                     U.S.A.           Executive Vice President, Human Resources and
                                                                    Community Relations

Lou L. Pai                                         U.S.A.           Chairman, President and Chief Executive
                                                                    Officer, Enron Energy Services, Inc.

Kenneth D. Rice                                    U.S.A.           Co-Chairman and Co-Chief  Executive  Officer
                                                                    and President, Enron Communications Inc.

Jeffrey K. Skilling                                U.S.A.           Director; President and Chief Operating
                                                                    Officer, Enron Corp.

Joseph W. Sutton                                   U.S.A.           Vice Chairman, Enron Corp.

                                   SCHEDULE IV

                        DIRECTORS AND EXECUTIVE OFFICERS
                             ENRON CAPITAL II CORP.

Name and Business Address                      Citizenship               Position and Occupation
-------------------------                      -----------               -----------------------
1400 Smith Street
Houston, TX 77002

James V. Derrick, Jr.                             U.S.A.                 Director

J. Clifford Baxter                                U.S.A.                 Director and Chairman, Chief
                                                                         Executive Officer and Managing
                                                                         Director

Lawrence G. Whalley                               U.S.A.                 Director; President and Managing
                                                                         Director

Richard B. Buy                                    U.S.A.                 Managing Director

Andrew S. Fastow                                  U.S.A.                 Managing Director

Jeffrey McMahon                                   U.S.A.                 Managing Director, Finance and
                                                                         Treasurer

Mark E. Haedicke                                  U.S.A.                 Managing Director and General
                                                                         Counsel

Michael J. Kopper                                 U.S.A.                 Managing Director